APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

DCPT PLLC

Profit and Loss

January - December 2021

	TOTAL
Income	
Late Fee Income	54.27
Sales	513,856.21
Total Income	**$513,910.48**
GROSS PROFIT	**$513,910.48**
Expenses	
401k	2,271.50
Advertising & Marketing	934.32
Bank Charges & Fees	898.39
Car & Truck	3,662.45
Car Maintenance	1,892.98
Gas	4,090.87
Mileage	1,319.83
Monthly Parking	1,125.00
Parking Daily	1,683.30
Volvo	12,115.26
Total Car & Truck	**25,889.69**
Cleaning	1,000.00
Clinic Supplies	1,070.57
Con-Ed	465.00
Contractors	26,826.57
Credentialing	1,037.00
Employee Benefits Expense	
Employee Benefits Payroll Deductions	1,396.67
Total Employee Benefits Expense	**1,396.67**
Insurance	7,400.40
Interest Paid	165.33
Job Supplies	13,302.47
Legal & Professional Services	1,821.59
Loan Fees	1,251.00
Meals & Entertainment	1,205.50
Office Expense	34,807.96
Office Supplies & Software	25,755.02
Signage	461.12
Total Office Expense	**61,024.10**
Optum Pay fees	69.16
Other Business Expenses	10.00
Payroll Processing Fee	3,342.08
QuickBooks Payments Fees	309.00
Recruitment	4,042.27
Reimbursable Expenses	347.16

DCPT PLLC

Profit and Loss

January - December 2021

	TOTAL
Rent & Lease	19,230.65
Douglas Dev	23,965.23
Total Rent & Lease	**43,195.88**
Repairs & Maintenance	350.00
Shipping	1,071.98
Stripe fees	605.67
Taxes & Licenses	24,458.81
Travel	20,925.32
Utilities	3,739.56
ATT	8,086.33
Total Utilities	**11,825.89**
Wages	213,142.03
Total Expenses	**$471,655.35**
NET OPERATING INCOME	**$42,255.13**
Other Income	
Amazon Points	3.91
Dividend Income	11.57
Interest Income	1.96
Total Other Income	**$17.44**
Other Expenses	
Depreciation	25,134.96
Total Other Expenses	**$25,134.96**
NET OTHER INCOME	**$ -25,117.52**
NET INCOME	**$17,137.61**

DCPT PLLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking	300.00
Business Checking	300.00
Business Savings	1,109.91
DCPT Operations Account)	4,973.25
Fidelity Investment Account (deleted)	8.87
AAPL (deleted)	1,598.13
ATIP (deleted)	328.83
AXP (deleted)	654.40
COIN (deleted)	2,271.33
CRM (deleted)	508.26
SQ (deleted)	161.51
USPH (deleted)	286.65
Total Fidelity Investment Account (deleted)	**5,817.98**
PTO/Sick 4202	326.53
QuickBooks Checking Account	0.00
Total Bank Accounts	**$12,827.67**
Accounts Receivable	
Accounts Receivable (A/R)	55,548.26
Total Accounts Receivable	**$55,548.26**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$68,375.93**
Fixed Assets	
Cap Ex - Devices	33,619.18
Depreciation	-25,134.96
Total Cap Ex - Devices	**8,484.22**
Total Fixed Assets	**$8,484.22**
Other Assets	
Security Deposit	9,800.00
Total Other Assets	**$9,800.00**
TOTAL ASSETS	**$86,660.15**

DCPT PLLC

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express	12,598.80
Total Credit Cards	**$12,598.80**
Other Current Liabilities	
Payable to Betterment (401k)	731.59
Payroll Tax Payable	161.84
Stripe Captial Loan (deleted)	7,255.81
Total Other Current Liabilities	**$8,149.24**
Total Current Liabilities	**$20,748.04**
Long-Term Liabilities	
BofA Loan (deleted)	10,538.00
Total Long-Term Liabilities	**$10,538.00**
Total Liabilities	**$31,286.04**
Equity	
Fidelity Unrealized Gain/Loss (deleted)	273.32
Owner's Investment	97,997.94
Owner's Pay & Personal Expenses (deleted)	-1,136.97
Retained Earnings	-58,897.79
Net Income	17,137.61
Total Equity	**$55,374.11**
TOTAL LIABILITIES AND EQUITY	**$86,660.15**

DCPT PLLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	17,137.61
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-44,534.59
Cap Ex - Devices:Depreciation	25,134.96
American Express	8,529.12
Chase (deleted)	-3,362.72
Payable to Betterment (401k)	731.59
Payroll Tax Payable	161.84
Stripe Captial Loan (deleted)	7,255.81
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-6,083.99**
Net cash provided by operating activities	**$11,053.62**
INVESTING ACTIVITIES	
Cap Ex - Devices	-29,606.73
Security Deposit	-9,800.00
Net cash provided by investing activities	**$ -39,406.73**
FINANCING ACTIVITIES	
BofA Loan (deleted)	10,538.00
Fidelity Unrealized Gain/Loss (deleted)	273.32
Owner's Investment	63,217.94
Owner's Pay & Personal Expenses (deleted)	-34,890.04
Retained Earnings	-2,332.68
Net cash provided by financing activities	**$36,806.54**
NET CASH INCREASE FOR PERIOD	**$8,453.43**
Cash at beginning of period	4,374.24
CASH AT END OF PERIOD	**$12,827.67**

DCPT PLLC

Profit and Loss

January - December 2022

	TOTAL
Income	
Late Fee Income	224.83
QuickBooks Payments Sales	0.00
Sales	1,055,589.97
Total Income	**$1,055,814.80**
GROSS PROFIT	**$1,055,814.80**
Expenses	
401k	20,889.76
Advertising & Marketing	1,883.61
Bad Debt Expense	8,259.07
Bank Charges & Fees	6,628.87
Car & Truck	
Car Maintenance	846.54
Gas	3,670.45
Mileage	10,273.69
Monthly Parking	101.02
Parking Daily	717.84
Tolls	191.16
Volvo	14,131.08
Total Car & Truck	**29,931.78**
Cleaning	3,300.00
Clinic Supplies	1,720.92
Con-Ed	550.00
Contractors	86,527.46
Credentialing	6,843.75
Employee Benefits Expense	
Employee Benefits Payroll Deductions	-39,756.77
Employee Dental/Vision Insurance Payments	4,049.27
Employee Health Insurance Payments	61,458.36
Total Employee Benefits Expense	**25,750.86**
HSA fees	7.84
Insurance	6,886.61
Interest Paid	21,093.02
Job Supplies	14,638.01
Legal & Professional Services	15,273.02
Licensure Reimbursement	231.00
Loan Fees	2,107.00
Meals & Entertainment	324.37
Melio Credit card fee	553.01
Office Expense	33,414.00
Office Supplies & Software	45,664.39
Total Office Expense	**79,078.39**

DCPT PLLC

Profit and Loss

January - December 2022

	TOTAL
Optum Pay fees	254.40
Payroll Processing Fee	5,382.35
Payroll Taxes	-2,245.87
QuickBooks Payments Fees	1,345.28
Recruitment	2,112.92
Rent & Lease	3,706.40
Douglas Dev	75,031.92
Total Rent & Lease	**78,738.32**
Shipping	1,168.99
Square Fees	1,642.09
Stripe fees	150.00
Taxes & Licenses	48,843.80
Travel	5,309.86
Utilities	6,136.47
ATT	14,352.37
Total Utilities	**20,488.84**
Wages	547,343.31
Website	1,729.55
Total Expenses	**$1,044,742.19**
NET OPERATING INCOME	**$11,072.61**
Other Income	
Amazon Points	2,391.76
Dividend Income	6.63
Gain/Loss on Investments	-1,168.68
Interest Income	10.11
Total Other Income	**$1,239.82**
Other Expenses	
Depreciation	3,470.00
Total Other Expenses	**$3,470.00**
NET OTHER INCOME	**$ -2,230.18**
NET INCOME	**$8,842.43**

DCPT PLLC
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Business Checking	240.00
Business Checking	240.00
Business Savings	51.79
DCPT Operations Account	1,160.09
PTO/Sick 4202	81.61
QuickBooks Checking Account	0.00
Square Balance	0.00
Square Savings	0.00
Total Bank Accounts	**$ 1,773.49**
Accounts Receivable	
Accounts Receivable (A/R)	54,700.55
Receivable from DCPT Transport	3,120.78
Total Accounts Receivable	**$ 57,821.33**
Other Current Assets	
Stocks Held	17,355.27
Undeposited Funds	0.00
Total Other Current Assets	**$ 17,355.27**
Total Current Assets	**$ 76,950.09**
Fixed Assets	
Cap Ex - Devices	37,089.18
Depreciation	28,604.96
Total Cap Ex - Devices	**$ 8,484.22**
Total Fixed Assets	**$ 8,484.22**
Other Assets	
Security Deposit	9,800.00
Total Other Assets	**$ 9,800.00**
TOTAL ASSETS	**$ 95,234.31**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	5,030.84
Total Accounts Payable	**$ 5,030.84**
Credit Cards	
American Express	12,939.30
Total Credit Cards	**$ 12,939.30**
Other Current Liabilities	
Collateralized Loan	6,000.00
Employee HSA Contributions	0.24
OnDeck Line of Credit	11,256.01

OnDeck Loan			49,696.78
Payable to Betterment (401k)			0.00
Payroll Tax Payable			0.00
Rent Payable			0.00
SBFS Rapid Finance			51,871.15
Square Loan			4,814.00
Webbank/Intuit Loan			7,128.72
Total Other Current Liabilities	$		**130,766.42**
Total Current Liabilities	$		**148,736.56**
Total Long-Term Liabilities	$		**0.00**
Total Liabilities	$		**148,736.56**
Equity			
Owner's Investment			114,758.58
Retained Earnings			41,760.18
Net Income			8,842.43
Total Equity	$		**81,840.83**
TOTAL LIABILITIES AND EQUITY	$		**230,577.39**

DCPT PLLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	8,842.43
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	847.71
Receivable from DCPT Transport	-3,120.78
Cap Ex - Devices:Depreciation	3,470.00
Accounts Payable (A/P)	5,030.84
American Express	340.50
Collateralized Loan	6,000.00
Employee HSA Contributions	-0.24
OnDeck Line of Credit	11,256.01
OnDeck Loan	49,696.78
Payable to Betterment (401k)	-731.59
Payroll Tax Payable	-161.84
Rent Payable	0.00
SBFS Rapid Finance	51,871.15
Square Loan	4,814.00
Stripe Captial Loan (deleted)	-7,255.81
Webbank/Intuit Loan	7,128.72
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**129,185.45**
Net cash provided by operating activities	**$138,027.88**
INVESTING ACTIVITIES	
Stocks Held	-17,355.27
Cap Ex - Devices	-3,470.00
Notes Receivable	-184,352.09
Net cash provided by investing activities	**$ -205,177.36**
FINANCING ACTIVITIES	
BofA Loan (deleted)	-10,538.00
Loan	192,400.00
Fidelity Unrealized Gain/Loss (deleted)	-273.32
Owner's Investment	16,760.64
Owner's Pay & Personal Expenses (deleted)	-142,254.02
Net cash provided by financing activities	**$56,095.30**
NET CASH INCREASE FOR PERIOD	**$ -11,054.18**
Cash at beginning of period	12,827.67
CASH AT END OF PERIOD	**$1,773.49**

I, David Kenney, certify that:

1. The financial statements of Dcpt pllc included in this Form are true and complete in all material respects; and
2. The tax return information of Dcpt pllc included in this Form reflects accurately the information reported on the tax return for Dcpt pllc for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *David Kenney*

Name: David Kenney

Title: President